EXHIBIT (a)(10)



                                                Corporate Communications
                                                        P.O. Box C-32222
         NEWS                                   Richmond, Virginia 23261




              CSX Dismisses Norfolk Southern's Announcement as a
         'Confusing Non-Bid'

              RICHMOND, Va., Oct. 23 /PRNEwswire/ -- In response to the Norfolk Southern (NYSE: NSC) (NSC) announcement of its hostile tender offer for Conrail, CSX (NYSE: CSX) issued the following statement:

              "Norfolk Southern's hostile offer comes as no surprise.
         It simply does not provide the same long-term value as the strategic CSX-Conrail partnership, which offers Conrail shareholders tax-free equity and the substantial upside potential that only comes from the benefits derived from the merger of CSX and Conrail.
              "Furthermore, Norfolk Southern's highly conditional non-bid would inevitably face serious delay and could not in any event be consummated without the approval of the Conrail board. Specifically, the provisions of the CSX-Conrail merger agreement effectively preclude the Conrail board of directors' approval of any competing offers prior to mid-April 1997. In contrast, the CSX cash tender offer would close in November 1996. The certain delays involved in the Norfolk Southern non-bid severely and negatively impact the present value of its proposal. Using a customary discount rate of 2 percent per month, the Norfolk Southern non-bid is worth less than $90 per Conrail share, far less than Norfolk Southern would have Conrail shareholders believe.
              "The fact is that the merger of CSX and Conrail will result in service, efficiency and competitive benefits that cannot be achieved by any combination of the Norfolk Southern and Conrail systems.
              "By every measure, the CSX-Conrail merger is superior in economic, operational and public policy terms to the Norfolk Southern non-bid."
              CSX Corporation, headquartered in Richmond, Va., is an international transportation company offering a variety of rail, container-shipping, intermodel, trucking, barge and contract logistics services.
              CSX's Internet address is http://www.csx.com.
              CSX press releases available through Company News On-Call by fax, 800-758-5804, ext. 219563, or at http://
         www.prnewswire.com.

         SOURCE CSX Corporation
              -0-                            10/23/96
              /CONTACT:  Thomas E. Hoppin of CSX, 804-782-1450/
              (CSX NSC)